

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

John T. Treace
Chief Executive Officer
Treace Medical Concepts, Inc.
203 Fort Wade Road, Suite 150
Ponte Vedra, Flordia 32081

> **Re: Treace Medical Concepts, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2021**
> **CIK No. 0001630627**

Dear Mr. Treace:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 1

1. Please disclose the measure by which you determined you are the "leading" position in your market. If your statements are based on management's belief, please revise to clarify.

2. On page 8, you address other products you have commercialized to "address ancillary surgical procedures performed routinely within a Lapiplasty surgical case." Please revise the disclosure to briefly describe these products and to briefly explain Akin osteotomies, Weil osteotomies, and intercuneiform stabilization. Generally in your disclosure define any technical or medical terms at their first use. We note the disclosure on page 95.

The terms of our credit agreements require us to meet certain operating and financial covenants..., page 16

3.	Please specify the assets that are pledged as collateral under your credit agreements and discuss any material risks that you may face as a result thereof.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

4.	Revise to quantify the salary reductions and other factors you implemented in 2020 as a result of COVID-19, disclosed on page 68, and clarify to what extent the measures are ongoing.

Our Market, page 87

5.	Please revise the graphic on page 88 to include the current number surgical bunion procedures that are performed in the United States every year.

Royalty and License Agreements, page 102

6.	Revise to disclose the material terms of the royalty and license agreements with members of your scientific advisory board disclosed here and on page 76 and file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 102

7.	Revise your disclosure here or on page 26, as appropriate, to clarify whether you own 21 or 22 patents issued in the United States. Revise to clarify the jurisdictions in which you have patents pending outside the United States. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, the type of patent protection you have, the applicable jurisdictions and clarify whether there are any contested proceedings or third-party claims.

8.	With respect to the patent for which you have an exclusive license, disclose the product to which it relates, the type of patent protection, and disclose the terms of your license. File the agreement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed.

Executive Compensation, page 126

9.	Clarify whether you plan to enter into a change in control and severance agreement or an employment agreement with Mr. Treace or employment agreements with the named executive officers prior to the offering. If not, add a risk factor to address your lack of agreements. We note it is to be determined how many shares Mr. Treace may sell shares in the offering as indicated in the principal and selling stockholders table on page 141.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

10. Please disclose the payment terms, the right of return, and any warranties, included in your customer contracts. In addition, disclose further detail explaining why your refund liability is zero. Refer to ASC 606-10-50-12 and 50-20.

Note 7. Commitments and Contingencies
License and Royalty Commitments, page F-17

11. Please expand your disclosure to provide all material terms of your agreements, including a range of royalties (e.g., low single digits or a range that does not exceed 10%) and term and termination provisions.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Michael Fay at (202) 551-3812 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Cuneo, Esq.